FULUCAI PRODUCTIONS LTD.
3632 – 13 Street SW
Calgary AB T2T 3R1

October 4, 2010

VIA EDGAR

Mr. J. Nolan McWilliams
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F. Street, N.E.
Washington, DC 20549

Re:  FuLuCai Productions Ltd.
                                                        Registration Statement on Form S-1 filed on
                                                       May 19, 2010
       File No.: 333-166949

Dear Mr. McWilliams:

FuLuCai Productions Ltd. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:30 p.m., Wednesday, October 6, 2010, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you in advance for your attention to this matter.

Very truly yours,

FuLuCai Productions Ltd.

By: /s/ James Durward
                                                                                                                Name: James Durward
Title: President, Principal Executive Officer and Director